                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                          Equalnet Communications Corp.
       -----------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    294408109
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                 Dean H. Fisher
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4648
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


              May 21, 1999, December 15, 1999 and December 21, 1999
       -----------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


                               Page 1 of 10 Pages
                            Exhibit Index on Page 10

CUSIP No. 294408109                13D                      Page 2 of 10 Pages
-------------------                                         ------------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Willis Group, LLC (76-0537286)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                          (b) [ x ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [   ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
  NUMBER        7   SOLE VOTING POWER
    OF
  SHARES                22,854,161
BENEFICIALLY    ----------------------------------------------------------------
   OWNED        8   SHARED VOTING POWER
    BY                  -0-
   EACH         ----------------------------------------------------------------
REPORTING
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH                 22,854,161
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,854,161
     shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

CUSIP No. 294408109               13D Page                    Page 3 of 10 Pages
-------------------                                           -----------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael T. Willis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                          (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [   ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
  NUMBER        7   SOLE VOTING POWER
    OF
  SHARES                500,000
BENEFICIALLY    ----------------------------------------------------------------
   OWNED        8   SHARED VOTING POWER
    BY                  22,854,161
   EACH         ----------------------------------------------------------------
REPORTING
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH                 500,000
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                        22,854,161
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,354,161 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                      [    ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109               13D Page                    Page 4 of 10 Pages
-------------------                                           -----------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark Willis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                         (b) [ x ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

        AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [   ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
   NUMBER       7   SOLE VOTING POWER
     OF
   SHARES               30,747
BENEFICIALLY    ----------------------------------------------------------------
   OWNED        8   SHARED VOTING POWER
     BY                 22,854,161
    EACH        ----------------------------------------------------------------
 REPORTING
  PERSON        9   SOLE DISPOSITIVE POWER

                        30,747
                ----------------------------------------------------------------
   WITH         10  SHARED DISPOSITIVE POWER
                        22,854,161
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     22,884,908 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109               13D                         PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James T. Harris
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          22,854,161
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    22,854,161
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,854,161 shares of Common Stock beneficially owned or underlying currently exercisable warrants.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                   13D                     Page 6 of 10 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 6 on Schedule 13D amends Items 1, 3 through 5 and 7 of Amendment No. 5 on Schedule 13D dated March 12, 1999 filed by The Willis Group, LLC (the "Willis Group"), Michael T. Willis, Mark Willis, and James T. Harris (the "Reporting Persons"). This Amendment No. 6 relates to the Common Stock, par value $.01 per share (the "Common Stock") of Equalnet Communications Corp., a Texas corporation (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) On May 21, 1999, The Willis Group agreed to buy 1,250,000 shares of Common Stock for $750,000 from the Issuer. The $750,000 cash payment was made from funds obtained from Michael T. Willis. On May 21, 1999, The Willis Group executed a Promissory Note in favor of Michael T. Willis, pursuant to which The Willis Group borrowed $750,000 from Michael T. Willis. The note bears interest at 7% per year and was initially due and payable on December 31, 1999. On December 31, 1999, the maturity of the note was extended to December 31, 2000.

         (b) On December 15, 1999, The Willis Group purchased 3,900,000 shares of Common Stock and 170,000 Warrants and Options for Common Stock (the "Warrants and Options") from Mr. James R. Crane for a promissory note dated December 15, 1999 in the original principal amount of $250,000. A security agreement pledging the Common Stock and the Warrants and Options purchased from Mr. Crane secures payment of the promissory note to Mr. Crane.

         (c) On December 21, 1999, The Willis Group purchased 666,666 shares of Common Stock and 33,334 Warrants and Options from Mr. Frank J. Hevrdejs for a promissory note dated December 21, 1999 in the original principal amount of $150,000. A security agreement pledging the Common Stock and the Warrants and Options purchased from Mr. Hevrdejs secures the payment of the promissory note to Mr. Hevrdejs.

         (d) On December 21, 1999, The Willis Group purchased 666,667 shares of Common Stock and 33,333 Warrants and Options from First Sterling Ventures Corp. ("First Sterling") for a promissory note dated December 21, 1999 in the original principal amount of $150,000. A security agreement pledging the Common Stock and the Warrants and Options purchased from First Sterling secures the payment of the promissory note to First Sterling.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock as part of their ongoing investment strategy regarding the Issuer. The Reporting Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership; however, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Subsequent to Amendment No. 5, James T. Harris sold 300,000 of his own shares of Common Stock, thereby eliminating his direct ownership of Common Stock of the Issurer.

CUSIP No. 294408109                   13D                     Page 7 of 10 Pages


         (b) On March 9, 1999, Mark Willis received, in lieu of director's fees, 30,747 shares of Common Stock in consideration for service on the Board of Directors of the Issuer.

         (c) Subsequent to Amendment No. 5, The Willis Group sold an aggregate of 2,326,333 shares of Common Stock.

         (d) At present, and as a result of the transactions described herein:

                           (i) The Willis Group beneficially owns or has the right to acquire, in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 22,854,161 shares of Common Stock of the Issuer, which constitutes 51.5% of the Common Stock outstanding;

                           (ii) Michael T. Willis beneficially owns or has the right to acquire, in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 23,354,161 shares of Common Stock of the Issuer, which constitutes 52.0% of the Common Stock outstanding;

                           (iii) Mark Willis beneficially owns or has the right to acquire in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 22,884,908 shares of Common Stock of the Issuer, which constitutes 51.5% of the Common Stock outstanding; and

                           (iv) James T. Harris beneficially owns or has the right to acquire in the form of currently exercisable options, warrants and convertible preferred stock, directly or indirectly, 22,854,161 shares of Common Stock of the Issuer, which constitutes 51.5% of the Common Stock outstanding, each based on the total number of shares outstanding (32,301,192) as of February 8, 1999, as contained in the Issuer's filing on Form 10-Q for the quarterly period ended December 31, 1999, filed with the Securities and Exchange Commission on February 14, 2000, and including as outstanding the 12,099,195 shares and, in the case of Michael T. Willis, the additional 500,000 shares, issuable to The Willis Group or Michael T. Willis, as the case may be, under currently exercisable options, warrants and convertible preferred stock. For purposes of this filing, the number of shares issuable to The Willis Group upon conversion of the convertible preferred stock has been calculated based on the closing price of Common Stock of the Issuer on March 22, 2000. Such securities, or the rights thereto, were acquired (and certain securities were disposed of) pursuant to the transactions described in Item 3 and 5 hereof and in the initial filing of and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to this Schedule 13D.

         (d) Of the shares beneficially owned by the Reporting Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 22,854,161 shares of Common Stock it owns or has the right to acquire under currently exercisable options, warrants and convertible preferred stock, and each of Messrs. Michael T. Willis, Mark Willis and Harris, as 48.5%, 48.5% and 3% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares. Mr. Michael T. Willis will have sole voting power and dispositive power with respect to the 500,000 shares of Common Stock he has the right to acquire under a currently exercisable warrant. Mr. Mark Willis has sole voting power and power to dispose of the 30,747 shares of Common Stock he acquired as compensation for serving on the Board of Directors of the Issuer.

CUSIP No. 294408109                   13D                     Page 8 of 10 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated as of March 25, 2000, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

         2. Promissory Note of The Willis Group dated May 21, 1999 to Michael T. Willis, as renewed on December 31, 1999.

         3. Letter Agreement, dated as of December 15, 1999, between The Willis Group and James R. Crane.

         4. Promissory Note of The Willis Group dated December 15, 1999, to James R. Crane.

         5. Security Agreement, dated December 15, 1999, securing the Promissory Note to James R. Crane.

         6. Letter Agreement, dated as of December 21, 1999, between The Willis Group and Frank J. Hevrdejs.

         7. Promissory Note of The Willis Group, dated December 21, 1999, to Frank J. Hevrdejs.

         8. Security Agreement, dated December 21, 1999, securing the Promissory Note to Frank J. Hevrdejs.

         9. Letter Agreement, dated as of December 21, 1999, between The Willis Group and First Sterling.

         10. Promissory Note of The Willis Group, dated December 21, 1999, to First Sterling.

         11. Security Agreement dated December 21, 1999, securing the Promissory Note to First Sterling.

CUSIP No. 294408109                   13D                     Page 9 of 10 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     THE WILLIS GROUP, LLC


Dated: March 25, 2000                By: /s/ Mark Willis
                                         ----------------------------------
                                         Mark Willis, President



                                     /s/ Mark Willis
                                     --------------------------------------
                                     Mark Willis


                                     /s/ James T. Harris
                                     --------------------------------------
                                     James T. Harris


                                     /s/ Michael T. Willis
                                     --------------------------------------
                                     Michael T. Willis


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  EXHIBIT INDEX

Exhibit
Number              Description
-------             -----------
  99.1        Joint Filing Agreement, dated as of March 25, 2000, among The
              Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

  99.2        Promissory Note of The Willis Group dated May 21, 1999 to Michael
              T. Willis, as renewed on December 31, 1999.

  99.3        Letter Agreement, dated as of December 15, 1999, between The
              Willis Group and James R. Crane.

  99.4        Promissory Note of The Willis Group dated December 15, 1999, to
              James R. Crane.

  99.5        Security Agreement, dated December 15, 1999, securing the
              Promissory Note to James R. Crane.

  99.6        Letter Agreement, dated as of December 21, 1999, between The
              Willis Group and Frank J. Hevrdejs.

  99.7        Promissory Note of The Willis Group, dated December 21, 1999, to
              Frank J. Hevrdejs.

  99.8        Security Agreement, dated December 21, 1999, securing the
              Promissory Note to Frank J. Hevrdejs.

  99.9        Letter Agreement, dated as of December 21, 1999, between The
              Willis Group and First Sterling.

  99.10       Promissory Note of The Willis Group, dated December 21, 1999, to
              First Sterling.

  99.11       Security Agreement dated December 21, 1999, securing the
              Promissory Note to First Sterling.